September 23, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-0001

Attention: Mr. J. Nolan McWilliams, Attorney-Advisor

Re: GasLog Partners LP

Registration Statement on Form F-l, as amended (File No. 333-198133)

Dear Mr. McWilliams:

As representatives of the several underwriters of GasLog Partners LP’s proposed public offering of up to 5,175,000 common units representing limited partner interests, we hereby join GasLog Partners LP’s request for acceleration of effectiveness of the above-referenced registration statement to 3:55 p.m. (Washington, D.C. time) on September 23, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the public offering of GasLog Partners LP, dated September 18, 2014, through the date hereof:

Preliminary Prospectus dated September 18, 2014

Zero (0) copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
WELLS FARGO SECURITIES, LLC

As representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Gabriel Lepine
Name: Gabriel Lepine
Title: Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andres Horrocks
Name: Andrew Horrocks
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

GasLog Partners LP – Underwriters’ Acceleration Request Letter